Banzai International, Inc.

435 Ericksen Ave, Suite 250

Bainbridge Island, Washington 98110

VIA EDGAR

January 27, 2025

Mr. Jeff Kauten

Mr. Matthew Derby

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Banzai International, Inc.
Preliminary Proxy Statement on Schedule 14A Filed January 2, 2025 File No. 001-39826

Dear Mr. Kauten and Mr. Derby,

On behalf of Banzai International, Inc. (the “Company”), please see below responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated January 10, 2025, with respect to the Preliminary Proxy Statement on Schedule 14A originally filed on January 2, 2025 (the “Preliminary Proxy Statement”). For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1 - To Authorize, for Purposes of Complying with Nasdaq Listing Rule 5635(d)..., page 5

1.	We note that you are seeking approval for the issuance of shares in excess of the Nasdaq Ownership Limitation to the Pre-Funded Warrant holders pursuant to contractual obligations in the Merger Agreement related to the acquisition of OpenReel. As a result, it appears that the share issuance covered by this proposal is in furtherance of the acquisition of OpenReel. As your stockholders are not separately provided an opportunity to vote on the above-referenced acquisition, it appears that you must provide the disclosures required by Item 14 of Schedule 14A regarding the transaction. Refer to Note A of Schedule 14A. Please revise to provide all such information or, alternatively, explain why you believe such disclosure is not required.

Response: We respectfully advise the Staff that, prior to filing the Preliminary Proxy Statement, we carefully reviewed the instructions in Note A of Schedule 14A to determine whether the information required by Items 11, 13 and 14 of Schedule 14A were required disclosure in the Preliminary Proxy Statement. Based on the analysis described below, we are of the view that the Preliminary Proxy Statement addresses all required Schedule 14A items and Note A of Schedule 14A is not applicable.

On December 19, 2024, the Company filed with the Commission a Current Report on Form 8-K (the “Closing Form 8-K”) to disclose that, on December 18, 2024, the Company completed its previously announced merger (the “Merger”) with ClearDoc, Inc., a Delaware corporation doing business as OpenReel (“OpenReel”), pursuant to that certain Agreement and Plan of Merger (the “Merger Agreement”), by and among the Company, OpenReel, certain stockholders of OpenReel (the “OpenReel Stockholders”), and Banzai Reel Acquisition, Inc., a Delaware corporation and wholly owned subsidiary of Banzai (“Merger Sub”), that was formed solely for purposes of consummating the Merger. Notwithstanding the completion of the Merger, the Company has continued, and will continue, to execute in full its pre- Merger business and product development strategy. The Company’s five pre-Merger directors remain in place, and its pre-Merger senior management team continues following the Effective Time to oversee all Company operations, including all aspects of OpenReel’s business. Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), the Company issued to OpenReel Stockholders 930,558 shares of the Company’s Class A Common Stock, par value US$0.0001 per share (the “Class A Common Stock”) and 11,769,501 Pre-Funded Warrants, each exercisable at $0.001 for one share of Class A Common Stock (the “Pre-Funded Warrants”, together with the shares of Class A Common Stock issued at the Effective Time, the “ Merger Consideration”).

Proposal 1 relates solely to the Company’s ability to issue shares of Class A Common Stock upon exercise of the Pre-Funded Warrants in an amount that equals or exceeds 20% of the Company’s pre-transaction outstanding shares (or voting power), for which stockholder approval is required under Nasdaq Listing Rule 5635(d).

Note A of Schedule 14A Does Not Apply to Proposal 1

Note A of Schedule 14A states that: “[w]here any item calls for information with respect to any matter to be acted upon and such matter involves other matters with respect to which information is called for by other items of this schedule, the information called for by such other items also shall be given. For example, where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the registrants’ security holders will not have a separate opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition. Under those facts, information required by Items 11, 13 and 14 shall be furnished.” (Emphasis added).

Unlike the situation described in the italicized portion of Note A of Schedule 14A in the above paragraph, the Company’s stockholders are not being asked to approve the authorization of securities for the purpose of acquiring another company or business. The Board approved the Merger in accordance with applicable Delaware law, and the consummation of the Merger and issuance of the Merger Consideration did not require the approval of the Company’s stockholders under Delaware law, the Nasdaq listing rules or the federal proxy rules. The Merger has already been consummated; and consummation of the Merger did not entail any need for the Company to obtain shareholder authorization of the issuance at closing of the Class A Common Stock or the Pre-Funded Warrants comprising the Merger Consideration. Accordingly, the Company’s request that its shareholders approve Proposal 1 is independent of, and does not have any bearing on, the Company’s ability to complete the Merger and acquire OpenReel.

Moreover, under the Pre-Funded Warrants, the Company’s fundamental contractual obligation is only to issue Class A Stock pursuant to valid exercise notices, with the total number of shares for which Pre-Funded Warrants may be validly exercised dependent in part on whether Proposal 1 is approved at the special meeting. Thus, the outcome of Proposal 1 will only affect the Company’s future equity capital structure, and not the consummated status of the Merger or the Company’s ability to comply with the stated terms of the Pre-Funded Warrants. . Put differently, the only impact of Proposal 1’s voting outcome will be the potential mix of Pre-Funded Warrants and shares of Class A Stock to be held by the Pre-Funded Warrant holders at any given time. That is a function of the Nasdaq listing rules, not the terms of the Merger Agreement or the Pre-Funded Warrants.

The only voting decision presented to the Company’s stockholders by Proposal 1 is whether the Company will continue indefinitely to have outstanding Pre-Funded Warrants or, instead, the holders of the Pre-Funded Warrants will have the ability to exercise them for shares of voting Class A Stock, which have long been authorized. We do not believe that additional information about the Merger, including how the Board decided to structure the Merger, is material to that voting decision. Furthermore, we believe requiring compliance with Note A of Schedule 14A would likely create a misleading impression among the Company’s stockholders that a vote against Proposal 1 is tantamount to a vote against the completed Merger – which is of course not the case.

We further believe that the foregoing analysis is supported by the Staff’s Compliance and Disclosure Interpretation, Proxy Rules and Schedules 14A/14C (Last Update: November 17, 2023), Question & Answer 151.02 (“C&DI 151.02”), which sought to clarify the Staff’s view that a proposal “involves” another matter within the meaning of Note A of Schedule 14A when information about the other matter that is called for by Schedule 14A is material to a voting decision on the proposal

Question 151.02

Question: A registrant closes the acquisition of another company in a transaction in which security holder approval is not required. A portion of the consideration paid in the acquisition consists of convertible securities that, at the holder’s option, can be converted into shares of the registrant’s common stock or, at the registrant’s option, cash. Following the acquisition, the registrant files a proxy statement to solicit security holder approval for the authorization of additional shares of common stock that it could issue upon the conversion of the securities issued in connection with the acquisition. Would the solicitation of security holder approval for the authorization of the additional shares of common stock “involve” the acquisition for purposes of Note A of Schedule 14A?

Answer: A proposal “involves” another matter within the meaning of Note A when information about the other matter that is called for by Schedule 14A is material to a security holder’s voting decision on the proposal presented. The determination as to whether there is a substantial likelihood that a reasonable security holder would consider the information important in making a voting decision on a proposal ultimately depends on all the relevant facts and circumstances.

The authorization of additional shares of common stock is an integral part of the acquisition because it is necessary for the registrant to meet its obligation under the convertible securities issued as consideration for the acquisition. Therefore, the proposal to authorize additional shares of common stock “involves” the acquisition. In such circumstances, the registrant would have to include in the proxy statement information about the acquisition called for by Schedule 14A, unless such information has already been disclosed or sufficient time has passed so that the registrant’s historical filings fully reflect the acquisition. [November 17, 2023] (Emphasis added)

There is a key distinction between the facts underlying the Staff’s reasoning in C&DI 151.02 and those described in the Preliminary Proxy Statement. Unlike the italicized portions of C&DI 151.02, and as further described above, the outcome of Proposal 1 does not have any bearing on whether the Company can or will meet its obligations under the securities issued as consideration for the acquisition, which in our instance is the Pre-Funded Warrant. The Company’s obligations under the Pre-Funded Warrants , as explained above are separate and in addition to any of the Company’s obligations under the Merger Agreement, which were fulfilled prior to closing (other than the requirement to hold the special meeting, which is a post-closing condition and other post-closing conditions, none of which require approval of Proposal 1). With respect to the Company’s obligation to hold the special meeting, as per 7.02(f) of the Merger Agreement, the Company’s only obligations are to “use [its] reasonable best efforts to: (a) solicit from [Banzai shareholders] proxies in favor of the adoption and approval of the issuance of [Banzai’s Class A Stock] underlying the Pre-Funded Warrants, as contemplated by [the Merger Agreement] and as required to comply with Nasdaq listing rules and (b) take all other actions necessary or advisable to secure the vote or consent of the [Banzai shareholders] required by applicable Law and [Banzai’s Articles of Incorporation and Bylaws] to obtain such approval. Once the [special meeting] has been called and noticed, [Banzai] shall not postpone or adjourn the [special meeting] without the consent of [Open Reel’s shareholders], unless such postponement or adjournment is due to lack of sufficient vote to approve the issuance of [Banzai’s Class A Stock] underlying the Pre-Funded Warrants, as contemplated by [the Merger Agreement] and as required to comply with Nasdaq listing rules.” Accordingly, approval of Proposal 1 is not an integral part of the acquisition because such approval is not necessary for Banzai to meet its obligations under the Pre-Funded Warrants.

Item 14 of Schedule 14A

Pursuant to the instructions to Item 14 of Schedule 14A, such Item applies to a specific list of transactions, as follows: (i) a merger or consolidation; (ii) an acquisition of securities of another person; (iii) an acquisition of any other going business or the assets of a going business; (iv) a sale or other transfer of all or any substantial part of assets; or (v) a liquidation or dissolution.

The Company is not seeking approval of the issuance of Class A Stock in connection with any of the types of transactions described above. As noted above, the determination of whether and how to consummate the Merger was a matter reserved to the discretion of the Board under Delaware law and the Company’s certificate of incorporation. We respectfully submit that it would be inappropriate to imply that stockholder approval was required by providing the extensive and granular transaction-related disclosure required by Item 14, and we believe it would only likely cause confusion and create a misleading impression among the Company’s stockholders that a vote against Proposal 1 is tantamount to a vote against the already completed Merger. As described in further detail above, the voting decision presented to the stockholders by Proposal 1 is neither material nor “integral,” to the Company’s obligations under the Pre-Funded Warrants, or for that matter, the Merger.

To clarify the scope of Proposal 1, we respectfully advise the Staff that we will add the following language to the definitive proxy statement to be filed in connection with the special meeting of stockholders:

“Are stockholders being asked to vote on the Merger or the Merger Agreement described below?

No. The Merger was completed on December 18, 2024. We were not and are not required to seek, nor are we seeking, stockholder approval of the Merger or the Merger Agreement. Rather, for purposes of complying with the Nasdaq Listing Rules, we are seeking stockholder approval for the issuance of shares of Class A Stock upon the exercise of the outstanding Pre-Funded Warrants that we issued in the Merger. The Company and OpenReel discussed various potential transaction structures and, due to the desire of both parties to consummate the Merger at the earliest possible time, the Board approved a transaction structure that did not require the approval of the stockholders of the Company for the consummation of the Merger.

Additional Information

You can find additional information about the Merger, including an updated description of our business and risk factors and historical financial information, in the documents made available for free on the SEC’s website at www.sec.gov and by going to the investor relations page of our website at https://ir.banzai.io.”

For all the reasons stated above, we respectfully submit that (i) Proposal 1 does not “involve” the Merger within the meaning of Note A of Schedule 14A, either by the express terms of the text of Note A or by the Staff’s guidance regarding its views of the operation of Note A via C&DI 151.02, (ii) any information required by Item 14 of Schedule 14A (to the extent not already included in the Preliminary Proxy Statement) would not be material to a stockholder’s voting decision in connection with Proposal 1 , and (iii) Proposal 1 is not “an integral part” of the Merger, as cited in CD&I 151.02, because the outcome of Proposal 1 will not determine the Company’s ability to fulfil its contractual obligations under either the Merger Agreement or the Pre-Funded Warrants.

While we believe your comment is focused on Item 14 information, we thought it worthwhile to provide some analysis about why we think Item 11 and Item 13 information is also inapplicable.

Item 11 of Schedule 14A

The disclosure requirements of Item 11 of Schedule 14A apply “[i]f action is to be taken with respect to the authorization or issuance of any securities otherwise than for exchange for outstanding securities of the registrant. . .”

Here, the Company is seeking stockholder approval of Proposal 1, and the Preliminary Proxy Statement summarizes the material terms of the Pre-Funded Warrants. As noted above and described in the Preliminary Proxy Statement, the Merger was structured to comply with Nasdaq Listing Rule 5635(d). We believe that, to the extent Item 11 applies to Proposal 1, all required disclosure under Item 11 is already included in the Preliminary Proxy Statement; as per our response above and below, we do not believe disclosure under Item 11(e) (i.e., the financial information) is required.

Item 13 of Schedule 14A

Under Instruction 1 to Item 13 of Schedule 14A, any information that is otherwise required by paragraph (a) of Item 13 that is not material to the exercise of prudent judgment in regard to the matter to be acted upon may be omitted. In addition, Instruction 1 provides that information is “deemed material” if it relates to the authorization or issuance of a material amount of senior securities. Instruction 1 further provides that the information is “not deemed material” if the matter to be acted upon “is the authorization or issuance of a common stock, otherwise than in an exchange, merger, consolidation, acquisition or similar transaction. .. .”

Here, Proposal 1 and the Preliminary Proxy Statement do not relate to the authorization or issuance of any senior securities. Rather, the Company’s solicitation relates to the issuance of shares of Class A Common Stock upon exercise of Pre-Funded Warrants. Further, we believe the information required by Item 13 is not material to the Company’s stockholders’ voting decision in connection with Proposal 1, and we believe providing such information would likely mislead the stockholders with respect to what was already approved by the Board and consummated pursuant to the terms of the Merger Agreement. Moreover, such information also is not applicable because Proposal 1 relates solely to a Nasdaq continued listing rule, not with respect to any matter specified in Item 11 of Schedule 14A or any requirement of Delaware law.

2.	Please provide us with a legal analysis of the basis upon which you concluded that the merger agreement with OpenReel was not subject to approval by the company’s shareholders. Please ensure that in your analysis you discuss the applicable provisions of your articles of incorporation and the Delaware General Corporation Law with respect to the approval of the merger transaction.

Response: The Company respectfully acknowledges the Staff’s comment. The Board had the authority to approve the Merger under the Provision A of Article V of the second amended and restated certificate of incorporation of the Company. As for stockholder approval, Section 251(c) of the DGCL provides that, in a merger, the executed merger agreement must be approved by a majority of the outstanding voting rights of each “constituent” corporation at an annual or special meeting. Because the Merger was structured as a reverse triangular merger of the Merger Sub, a wholly owned subsidiary of the Company, with and into OpenReel, such that the Company was not a constituent corporation in the Merger, the DGCL did not require the Company to obtain stockholders’ approval for the Merger. (See City of North Miami Beach General Employees’ Retirement Plan, et al. v. Dr Pepper Snapple Group, Inc., et al., (C.A. No. 2018-0227-AGB (Del. Ch. June 1, 2018)).

Proposal No. 3 - Amendment of Restated Certificate of Incorporation..., page 10

3.	Please disclose that as a result of this proposal your Chief Executive Officer, Joseph Davy, will be entitled to act by written consent.

Response: In response to the Staff’s comment, the Company shall update its disclosure to the section, “Interest of Certain Persons in Matters to be Acted Upon” in Proposal 3.

Proposal No. 4 - Approval of Increase in Shares Available under the Stock Option Plan, page 11

4.	Please provide the disclosure set forth in Item 8 of Schedule 14A.

Response: In response to the Staff’s comment, the Company shall update its disclosure to include Item 8 of Schedule 14A after Proposal 4.

 _______________________

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call Louis Taubman, at (917) 512-0827, of Hunter Taubman Fischer & Li LLC.

Very truly yours,

/s/ Joseph Davy
Joseph Davy
Chief Executive Officer

cc:	Louis Taubman, Esq.
Hunter Taubman Fischer & Li LLC